Exhibit 7
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in the Annual Report (Form 40-F) of Stantec Inc. (the “Company”) of our audit reports dated February 21, 2007, with respect to the consolidated financial statements of the Company and management’s assessment of the effectiveness of internal control over financial reporting of the Company, included in the 2006 Annual Report to Shareholders of the Company.

Edmonton, Canada February 21, 2007	Chartered Accountants